SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Schedule 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Datawatch Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
237917-20-8
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	37245R107	Page	2	of	16

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Fund VI, Ltd. I.R.S. Identification No. 20-2196404

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		114,000(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		114,000(1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.93%(2)

12	TYPE OF REPORTING PERSON*

PN
(1) Kevin C. Howe (“Mr. Howe”) exercises voting and disposition power over such shares on behalf of Mercury Management, L.L.C. (“Mercury Management”), the General Partner of Mercury Ventures, Ltd. (“Mercury Ventures”), which is the General Partner of Mercury Fund VI, Ltd. (“Mercury VI”).
(2) Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 24, 2008.

CUSIP No.	37245R107	Page	3	of	16

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Fund VII, Ltd. I.R.S. Identification No. 20-4881368

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		225,461(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		225,461(1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,461(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.81%(2)

12	TYPE OF REPORTING PERSON*

PN
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, Ltd. (“Mercury Ventures II”), which is the General Partner of Mercury Fund VII, Ltd. (“Mercury VII”).
(2) Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 24, 2008.

CUSIP No.	37245R107	Page	4	of	16

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Fund VIII, Ltd. I.R.S. Identification No. 26-1440289

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		242,471(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		242,471(1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

242,471(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.10%(2)

12	TYPE OF REPORTING PERSON*

PN
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury Fund VIII, Ltd. (“Mercury VIII”).
(2) Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 24, 2008.

CUSIP No.	37245R107	Page	5	of	16

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Ventures, Ltd. I.R.S. Identification No. 75-2796235

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		114,000 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		114,000 (1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

114,000 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.93%(2)

12	TYPE OF REPORTING PERSON*

PN
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury VI, the owner of all 114,000 shares.
(2) Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 24, 2008.

CUSIP No.	37245R107	Page	6	of	16

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Ventures II, Ltd. I.R.S. Identification No. 20-4736567

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		467,932 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		467,932 (1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

467,932 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.91%(2)

12	TYPE OF REPORTING PERSON*

PN
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII and Mercury VIII, the owners of all 225,461 and 242,471 shares, respectively.
(2) Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 24, 2008.

CUSIP No.	37245R107	Page	7	of	16

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Management, L.L.C. I.R.S. Identification No. 75-2796232

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		581,932 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		581,932 (1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,932 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.84%(2)

12	TYPE OF REPORTING PERSON*

OO
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury VI. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII. Includes 114,000 shares owned by Mercury VI, 225,461 shares owned by Mercury VII and 242,471 shares owned by Mercury VIII.
(2) Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 24, 2008.

CUSIP No.	37245R107	Page	8	of	16

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Kevin C. Howe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		581,932 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		581,932 (1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,932 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.84%(2)

12	TYPE OF REPORTING PERSON*

IN
(1) Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury VI. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII. Includes 114,000 shares owned by Mercury VI, 225,461 shares owned by Mercury VII and 242,471 shares owned by Mercury VIII.
(2) Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 24, 2008, of which 1.93% is owned by Mercury VI, 3.81% is owned by Mercury VII and 4.10% is owned by Mercury VIII.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	37245R107	Page	9	of	16
Introduction
     Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, Mercury Fund VI, Ltd. (“Mercury VI”), Mercury Fund VII, Ltd. (“Mercury VII”), Mercury Fund VIII, Ltd. (“Mercury VIII”), Mercury Ventures, Ltd. (“Mercury Ventures”), Mercury Ventures II, Ltd. (“Mercury Ventures II”), Mercury Management, L.L.C. (“Mercury Management”) and Kevin C. Howe (“Mr. Howe”) are making this joint filing on Schedule 13G.
Item 1(a). Name of Issuer:
          Datawatch Corporation, a Delaware corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
          271 Mill Road, Quorum Office Park, Chelmsford, MA 01824
Item 2(a). Name of Person Filing:
Mercury Fund VI, Ltd.
Mercury Fund VII, Ltd.
Mercury Fund VIII, Ltd.
Mercury Ventures, Ltd.
Mercury Ventures II, Ltd.
Mercury Management, L.L.C.
Kevin C. Howe
Item 2(b). Address of Principal Business Office or, if None, Residence:
The principal business office of Mercury VI, Mercury VII, Mercury VIII, Mercury Ventures, Mercury Ventures II, Mercury Management and Mr. Howe is 5416 Arbor Hollow, McKinney, Texas 75070
Item 2(c). Citizenship:
Mercury VI’s place of organization is Texas
Mercury VII’s place of organization is Texas
Mercury VIII’s place of organization is Texas
Mercury Ventures’ place of organization is Texas
Mercury Ventures II’s place of organization is Texas
Mercury Management’s place of organization is Texas

CUSIP No.	37245R107	Page	10	of	16
Mr. Howe is a citizen of the United States
Item 2(d). Title of Class of Securities:
          Common Stock, $0.01 par value per share
Item 2(e). CUSIP Number:
          237917-20-8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
          Not Applicable.
Item 4. Ownership:

Mercury VI

(a) Amount beneficially owned:	114,000	(1)

(b) Percent of class:	1.93	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	114,000	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	114,000	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury VI.

(2)	Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 filed on December 24, 2008.

CUSIP No.	37245R107	Page	11	of	16

Mercury VII

(a) Amount beneficially owned:	225,461	(1)

(b) Percent of class:	3.81	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	225,461	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	225,461	(1)

(iv) Shared power to dispose or the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII.

(2)	Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 24, 2008.

Mercury VIII

(a) Amount beneficially owned:	242,471	(1)

(b) Percent of class:	4.10	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	242,471	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	242,471	(1)

(iv) Shared power to dispose or the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VIII.

(2)	Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 24, 2008.

CUSIP No.	37245R107	Page	12	of	16

Mercury Ventures

(a) Amount beneficially owned:	114,000	(1)

(b) Percent of class:	1.93	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	114,000	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	114,000	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury VI, the owner of 114,000 shares.

(2)	Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 24, 2008.

Mercury Ventures II

(a) Amount beneficially owned:	467,932	(1)

(b) Percent of class:	7.91	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	467,932	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	467,932	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII and Mercury VIII, the owners of 225,461 and 242,471 shares, respectively.

(2)	Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 24, 2008.

Mercury Management

(a) Amount beneficially owned:	581,932	(1)

(b) Percent of class:	9.84	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	581,932	(1)

CUSIP No.	37245R107	Page	13	of	16

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	581,932	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury VI. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII. Includes 114,000 shares owned by Mercury VI, 225,461 shares owned by Mercury VII and 242,471 shares owned by Mercury VIII.

(2)	Assumes a total of 5,763,215 shares of common stock outstanding based on Datawatch Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 24, 2008, of which 1.93% is owned by Mercury VI, 3.81% is owned by Mercury VII and 4.10% is owned by Mercury VIII.

Mr. Howe

(a) Amount beneficially owned:	581,932	(1)

(b) Percent of class:	9.84	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	581,932	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	581,932	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury VI. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII. Includes 114,000 shares owned by Mercury VI, 225,461 shares owned by Mercury VII and 242,471 shares owned by Mercury VIII.

(2)	Assumes a total of 5,914,358 shares of common stock outstanding based on Datawatch Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008, filed on December 24, 2008 of which 1.93% is owned by Mercury VI, and 3.81% is owned by Mercury VII and 4.10% is owned by Mercury VIII.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

CUSIP No.	37245R107	Page	14	of	16

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable
Item 8. Identification and Classification of Members of the Group:
The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):
Mercury Fund VI, Ltd.
Mercury Fund VII, Ltd.
Mercury Fund VIII, Ltd.
Mercury Ventures, Ltd.
Mercury Ventures II, Ltd.
Mercury Management, L.L.C.
Kevin C. Howe
Item 9. Notice of Dissolution of Group:
Not Applicable
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Remainder of Page Intentionally Left Blank]

CUSIP No.	37245R107	Page	15	of	16
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2009	MERCURY FUND VI, LTD.

	By:	MERCURY VENTURES, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe

		Name:	Kevin C. Howe
		Title:	Manager

January 22, 2009	MERCURY FUND VII, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe

		Name:	Kevin C. Howe
		Title:	Manager

January 22, 2009	MERCURY FUND VIII, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

CUSIP No.	37245R107	Page	16	of	16

January 22, 2009	MERCURY VENTURES, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

January 22, 2009	MERCURY VENTURES II, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

January 22, 2009	MERCURY MANAGEMENT, L.L.C.

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

January 22, 2009	/s/ Kevin C. Howe

Name: Kevin C. Howe